UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 13, 2026, Evotec SE (the “Company”) issued an Ad hoc announcement. A copy of the Ad hoc announcement is attached as Exhibit 99.1 hereto and Corporate News attached as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Ad-hoc Evotec announces preliminary second quarter and first-half 2026 results and updates full-year 2026 outlook
99.2.	Press Release Evotec Announces Preliminary Second Quarter and First Half 2026 Results and Updates Full-Year 2026 Outlook

SIGNATURE

Pursuant to the requirements, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

By:	/s/ Claire Hinshelwood
Name: Claire Hinshelwood
Title: Chief Financial Officer

Date: July 13, 2026